Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					March 31,

	2003	2004	2005	2006	2007	2008

Fixed charges, as defined:
Total Interest	$76,756	$74,141	$85,418	$92,216	$85,729	$82,846
Interest applicable to rentals	6,359	5,595	4,585	4,833	7,074	6,322

Total fixed charges, as defined	$83,115	$79,736	$90,003	$97,049	$92,803	89,168

Preferred distributions, as defined (a)	-	-	-	10,906	10,998	11,430

Combined fixed charges and preferred distributions, as defined	$83,115	$79,736	$90,003	$107,955	$103,801	$100,598

Earnings as defined:

Net Income	$146,154	$127,495	$128,082	$137,618	$143,337	$139,165
Add:
Provision for income taxes:
Total Taxes	97,408	79,475	96,819	78,338	83,494	86,049
Fixed charges as above	83,115	79,736	90,003	97,049	92,803	89,168

Total earnings, as defined	$326,677	$286,706	$314,904	$313,005	$319,634	$314,382

Ratio of earnings to fixed charges, as defined	3.93	3.60	3.50	3.23	3.44	3.53

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	-	-	-	2.90	3.08	3.13

(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.